HARVEST ENERGY TRUST AND VIKING ENERGY ROYALTY TRUST
ANNOUNCE SUCCESSFUL COMPLETION OF PLAN OF ARRANGEMENT

February 3, 2006 - Harvest Energy Trust ("Harvest" or the "Trust") (TSX:HTE.UN; NYSE: HTE) and Viking Energy Royalty Trust ("Viking") (TSX: VKR.UN) are pleased to announce the successful completion of our joint Plan of Arrangement (the "Arrangement") which was approved by 98% of the votes cast at the Harvest securityholder meeting, 95% of the votes cast at the Viking unitholder meeting, and approved by the Court of Queen's Bench of Alberta yesterday.

Following completion of the Arrangement, Harvest has approximately 100 million trust units issued and outstanding. Harvest trust units will continue to trade on the Toronto Stock Exchange (TSX) under the symbol HTE.UN and on the New York Stock Exchange under the symbol HTE. Harvest has assumed Viking's 10.5% and 6.40% unsecured subordinated convertible debentures, which will begin trading on the TSX under the symbols HTE.DB.C and HTE.DB.D. The conversion price of the debentures into Harvest trust units will be adjusted to $29.00 for the 10.5% series and $46.00 for the 6.40% series, pursuant to the four to one exchange ratio under the Arrangement.

Commencing with the February distribution payable on March 15, 2006, monthly distributions per trust unit will increase 8% from C$0.35 to C$0.38. This new distribution level represents a payout ratio of less than 70%1, which is comfortably within our targeted payout range of 55-80%.

Harvest is also pleased to announce that it has secured a new C$750 million, three year extendible revolving credit facility from a syndicate of Canadian banks. With the consent of the lenders, this facility may be extended on an annual basis for an additional 364 days and may also be increased to $900 million during secondary syndication. Harvest has currently drawn C$150 million under this credit facility, leaving approximately $600 million of undrawn capacity. The borrowing costs of this facility, which will fluctuate with Harvest's cash flow and debt levels, are much improved compared to Harvest's previous facility. This expanded facility provides Harvest with greater financial flexibility and further strengthens our ability to pursue value-added acquisition and property optimization opportunities.

This Arrangement has united two technically focused organizations to create a larger and stronger energy trust, which will continue under the Harvest name. With a balanced asset base, superior operational expertise, extensive development opportunities and a significant undrawn bank line, Harvest is well positioned to continue generating positive returns for our unitholders. Harvest has a significant inventory of development projects, including over 700 net wells, on more than 700,000 net acres of undeveloped land.

With current productive capacity of approximately 64,000 barrels of oil equivalent per day (BOE/d), Harvest is one of Canada's largest conventional oil and natural gas trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing from crude oil and natural gas properties. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

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1 Assuming current WTI oil prices.

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, Funds Flow From Operations and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

This press release contains the term Funds Flow From Operations which as presented does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Funds Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Funds Flow From Operations is used by the management of both Harvest and Viking to analyze operating performance, leverage and liquidity. All references to Funds Flow From Operations in this press release are based on funds flow from operating activities before asset retirement expenditures and changes in non-cash working capital.

Investor & Media Contacts:

John Zahary	Bob Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray	Diane Philips
Investor Relations Advisor	Communications Advisor

Corporate Head Office:

Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca